UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C

(Rule 14d-100)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ACXIOM CORPORATION

(Name of Subject Company (Issuer))

VA PARTNERS, LLC

(Names of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

005 125 109

(CUSIP Number of Class of Securities)

Allison Bennington

ValueAct Capital

435 Pacific Avenue, Fourth Floor

San Francisco, CA 94133

(415) 362-3700

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Christopher G. Karras, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104-2808

(215) 994-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Copies of various soliciting materials are filed herewith as Exhibit 1. Such materials are in the process of being posted to http://www.changeatacxiom.com.

ADDITIONAL INFORMATION

On May 15, 2006, VA Partners, LLC, ValueAct Capital Master Fund, L.P., ValueAct Capital Management, L.P., ValueAct Capital Management, LLC, Jeffrey W. Ubben, George F. Hamel, Jr., Peter H. Kamin, Louis J. Andreozzi and J. Michael Lawrie (collectively, the “Participants”) filed a preliminary proxy statement with the Securities and Exchange Commission with respect to the election of Jeffrey W. Ubben, Louis J. Andreozzi and J. Michael Lawrie to the Board of Directors of Acxiom Corporation at the 2006 Annual Meeting of Stockholders of Acxiom Corporation.

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE AT WWW.SEC.GOV OR FROM THE PARTICIPANTS C/O GEORGESON INC., 17 STATE STREET, 10TH FLOOR, NEW YORK, NY 10004, TOLL FREE: (866) 316-4262.

INFORMATION REGARDING THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS IS AVAILABLE IN THEIR SCHEDULE 13D INITIALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 20, 2005, AS SUBSEQUENTLY AMENDED ON FEBRUARY 23, 2005, MARCH 16, 2005, MAY 4, 2005, JUNE 3, 2005, JULY 12, 2005, JULY 13, 2005, SEPTEMBER 27, 2005, OCTOBER 18, 2005, OCTOBER 21, 2005, MARCH 31, 2006, MAY 15, 2006 AND JUNE 21, 2006.

THIS COMMUNICATION IS NOT AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL ANY COMMON STOCK. THE SOLICITATION AND OFFER TO PURCHASE COMMON STOCK WILL BE MADE, IF AT ALL, PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT WOULD BE FURNISHED TO STOCKHOLDERS AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. IF THESE MATERIALS ARE FURNISHED TO STOCKHOLDERS, STOCKHOLDERS SHOULD READ THEM CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. IN SUCH EVENT, STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE AT WWW.SEC.GOV OR FROM THE PARTICIPANTS C/O GEORGESON INC., 17 STATE STREET, 10TH FLOOR, NEW YORK, NY 10004, TOLL FREE: (866) 316-4262.